EXHIBIT (A)(5)

Dear _______________:


      On behalf of Heska Corporation (the "Company"), I am writing to provide you with the results of the Company's recent offer to exchange (the "Offer") certain outstanding options (the "Options") that were granted under the Heska Corporation 1997 Stock Incentive Plan (the "1997 Plan") for restricted shares of common stock (the "Restricted Stock") which the Company will issue under the 1997 Plan.

               The Offer expired at 5:00 p.m., Mountain Daylight Time, on _________, 2001. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange Options to purchase a total of [____________] shares of common stock and cancelled all such Options.

               The Company has accepted for exchange and cancelled your Options to purchase ____________ shares of common stock.

               In accordance with the terms and subject to the conditions of the Offer, you will have the right to receive a number of shares of Restricted Stock equal to the number of common stock subject to your cancelled Options.

               The Restricted Stock will be subject to the terms and conditions of the 1997 Plan and a restricted stock agreement between you and the Company. In accordance with the terms of the Offer, in order to be issued Restricted Stock, you must sign and return to us the restricted stock agreement enclosed with this letter. The Restricted Stock will be issued following our receipt of your signed agreement, but the stock certificate for the issued Restricted Stock will be held in the custody of the Company until it vests. The Restricted Stock will vest monthly over a forty-eight (48) month period. The certificates representing your vested shares will not actually be delivered to you until you provide for the payment to us of the federal, state and foreign income and employment withholding taxes to which you become subject as a result of the vesting of your Restricted Stock, either by cash payment or in accordance with another arrangement agreed upon between the Company and you.

              In accordance with the terms of the Offer, in order to receive the unvested portion of the Restricted Stock, you must remain an employee of the Company through the dates the Restricted Stock vests. If you do not remain an employee of the Company for the required periods, you will not receive any unvested Restricted Stock, as the case may be, and you will not receive any other consideration for the Options tendered by you and cancelled by the Company.

              If you have any questions about your rights in connection with the grant of Restricted Stock, please call Lynn DeGeorge, at (970) 493-7272, ext. 4150.

                              Sincerely,

                              ________________________________
                              ROBERT B. GRIEVE